Exhibit 1.01

Conflict Minerals Report

Wolverine World Wide, Inc. (“Wolverine,” the “Company,” “we” or “our”) has included this Conflict Minerals Report as an exhibit to its Form SD for the period from January 1, 2015 through December 31, 2015, as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is May 31, 2016.

As used herein, and consistent with the Conflict Minerals Rule, “Conflict Minerals,” or “3TG” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals. Wolverine products that contain necessary 3TG are referred to herein as “In-scope Products.”

Business Overview

Wolverine is a leading designer, manufacturer and marketer of a broad range of quality casual footwear and apparel; performance outdoor and athletic footwear and apparel; children’s footwear; industrial work shoes, boots and apparel; and uniform shoes and boots. The Company’s portfolio of owned and licensed brands includes: Bates®, Cat® Footwear, Chaco®, Harley-Davidson® Footwear, Hush Puppies®, HyTest®, Keds®, Merrell®, Saucony®, Sebago®, Soft Style®, Sperry®, Stride Rite® and Wolverine®.

Supply Chain Overview

Wolverine controls the majority of the units of footwear and apparel manufactured or sourced under Wolverine’s brand names. Wolverine’s licensees directly control the balance, and the products of Wolverine’s licensees are not in-scope for purposes of Wolverine’s compliance with the Conflict Minerals Rule. A substantial majority of the units sourced or manufactured by Wolverine are procured from third parties, who contract to manufacture these products for Wolverine, with the balance produced at a Wolverine-owned facility. Wolverine sources a substantial majority of its footwear from numerous third-party manufacturers in Asia Pacific. A substantial majority of the products sold by Wolverine either do not contain 3TG or such 3TG are not necessary to the functionality or production of the products. Wolverine’s In-scope Products contain only necessary tin. The In-scope Products do not contain necessary gold, tungsten or tantalum.

Wolverine and its third-party manufacturers purchase all other raw materials and component parts from a variety of sources. Wolverine is several levels removed from the actual mining of any 3TG, and Wolverine does not make purchases of raw ore or 3TG directly from mines, smelters or refiners. However, through the efforts described in this Conflict Minerals Report, and as part of our reasonable country of origin inquiry and due diligence processes, Wolverine seeks to ensure that our suppliers source responsibly. Specifically, Wolverine endeavors in good faith to determine if any of the 3TG necessary to the functionality or production of the products that we contract to manufacture originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”), and, if so, whether they directly or indirectly financed or benefited an armed group. Wolverine does not seek to embargo the sourcing of 3TG from the Covered Countries.

Reasonable Country of Origin Inquiry (RCOI) and RCOI Results

Wolverine reviewed our products and components, and the role that suppliers play throughout the product development, commercialization and manufacturing processes. As required by the Conflict Minerals Rule, Wolverine then conducted a reasonable country of origin inquiry (“RCOI”) with respect to the necessary 3TG contained in our In-scope Products for 2015. We reached out to 334 suppliers that provided finished p roducts to Wolverine or components for finished products potentially containing 3TG in 2015. We utilized an internal online questionnaire based on the Conflict Minerals Reporting Template (“CMRT”), developed by the Conflict-Free Sourcing Initiative (“CFSI”) as the primary vehicle through which we conducted the RCOI with suppliers who provided products to Wolverine during 2015.

For our RCOI, to the extent applicable, we utilized the same processes and procedures as for our due diligence, in particular the first two steps of the OECD Guidance (as defined below) design framework, which are described below in this Conflict Minerals Report.

Pursuant to the Conflict Minerals Rule, based on the results of Wolverine’s RCOI, we were required to conduct due diligence for 2015. These due diligence efforts are discussed below in this Conflict Minerals Report.

Due Diligence Structure

Wolverine followed the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013) (the “OECD Guidance”) in conducting its RCOI and due diligence. The OECD Guidance provides a five-step framework for supply-chain management. Wolverine has summarized certain elements of our program below, with the headings conforming to the five steps of the framework outlined in the OECD Guidance.

Establish strong company management systems.

•	A team of senior legal, compliance and sourcing staff is charged with managing our 3TG compliance strategy.

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Wolverine uses a third-party software system to distribute and procure responses to the CMRTs. This enables Wolverine to more effectively gather and maintain supply chain information and records relating to 3TG due diligence. These records are maintained for at least five years.

•	Wolverine’s suppliers are expected to provide various compliance documentation and information, including 3TG sourcing information, to Wolverine pursuant to a Manufacturer’s Purchase Agreement.

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Wolverine provides an email address or reporting website and hotline that employees, suppliers and others can use to report issues relating to Wolverine processes, programs and reporting relating to 3TG. Issues may be reported through www.WolverineReportLine.com.

Identify and assess risk in the supply chain.

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Wolverine reviews responses to the CMRTs and follows up with suppliers who do not respond, whose response is incomplete, or whose response indicates that the supplier sourced a necessary 3TG from a Covered Country. We follow up with other suppliers where deemed appropriate by us.

•	We review any smelter and refiner information provided by suppliers and compare responses to the list of processing facilities made available by the U.S. Department of Commerce and the CFSI.

•	Based on the information furnished by our suppliers and other information known to us, we assess the risks of adverse impacts.

Design and implement a strategy to respond to identified risks.

•	Findings of the supply chain risk assessment are reported to Wolverine’s General Counsel.

•	Wolverine addresses identified risks on a case-by-case basis so Wolverine can tailor its response to the risks identified.

Carry out independent third-party audit of supply chain due diligence.

•	To the extent suppliers identify smelters or refiners, Wolverine reviews and utilizes information made available by the CFSI concerning independent third party audits of smelters and refiners.

Report annually on supply chain due diligence.

•	We file a Form SD and, if applicable, a Conflict Minerals Report with the SEC and make such filing available on Wolverine’s website.

Due Diligence Program Execution

Wolverine identified and sent CMRTs to 334 suppliers (including factories) that supplied footwear, apparel, accessories, related components and other products for 2015. These suppliers either supplied products directly to Wolverine or its customers, or supplied products to a third party that provided the products to Wolverine or its customers. Wolverine received completed CMRTs from suppliers representing approximately 96% of Wolverine’s 2015 production units.

Wolverine reviewed supplier CMRT responses and followed up on inaccurate or incomplete responses, and otherwise followed up as appropriate. Results of the review of final CMRT responses were summarized and reported to Wolverine’s General Counsel, along with an overall assessment of the RCOI and due diligence process.

RCOI and Due Diligence Results

The Suppliers who provided CMRTs and reported using 3TG did so at a “company level,” meaning that they reported the 3TG contained in all of their products, not just those in the products that they sold to the Company, which may or may not mean that these smelters or refiners actually provide materials in our supply chain. Twenty-one smelters or refiners were identified at the company level, three of which are on the U.S. Department of Commerce list of identified smelters or refiners. There was no information provided that indicated the In-scope Products containing necessary 3TG originated from a Covered Country or that the proceeds from any necessary 3TG in In-scope Products directly or indirectly financed or benefited armed groups in the Covered Countries.  However, we did not conclude that any of our In-Scope Products were “DRC conflict free.”

Future Risk Mitigation Efforts

We intend to take the following additional steps in 2016 to mitigate the risk that our necessary 3TG benefit armed groups:

1.	Adopt a Conflict Minerals Policy;

2.	Engage with suppliers to improve the level of smelter and refiner and country of origin information provided for 2016;

3.	Monitor and encourage the continuing development and progress of traceability measures at suppliers; and

4.
Communicate to new potentially in-scope suppliers our sourcing expectations, In addition, as new in-scope suppliers are added, work with these suppliers to ensure that they understand the requirements of the Conflict Minerals Rule and the OECD Guidance.

All of the foregoing steps are in addition to the steps that we took during 2015, which we intend to continue to take in 2016 to the extent applicable.

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